UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,069,314
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,069,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,069,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.31%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D

CUSIP No.	42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,069,314
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,069,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,069,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.31%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A common stock, par value $0.0001 (the "Class A Common Stock"), of Hemisphere Media Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4000 Ponce de Leon Boulevard, Suite 650, Coral Gables, FL 33146.

Item 2. Identity and Background

(a)  This statement is filed jointly by (i) Edenbrook Capital, LLC, a New York limited liability company ("Edenbrook"), as the investment manager to certain private investment funds, with respect to Class A Common Stock held by suck private investment funds and (ii) Jonathan Brolin, a United States citizen ("Mr. Brolin") and the principal of Edenbrook, with respect to the Class A Common Stock held by such private investment funds (collectively, the "Reporting Persons").

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

(b) The address of the business office of the Reporting Persons is 116 Radio Circle, Mount Kisco, New York 10549.

(c)  The principal occupation of Edenbrook is to serve as the investment advisor of the private investment funds. Mr. Brolin's principal occupation or employment is acting as a private investor. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d) The Reporting Persons have not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Edenbrook is a New York limited liability company.  Mr. Brolin is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 1,069,314 shares of Class A Common Stock of the Issuer. The Reporting Persons used a total of approximately $11,409,058 to acquire the Class A Common Stock reported in this Schedule 13D. The Class A Common Stock was purchased with the investment capital of the private funds advised by Edenbrook.

Item 4. Purpose of Transaction

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

The Reporting Persons acquired the Class A Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Class A Common Stock because they believed that the Class A Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, composition of the Issuer's board of directors and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in Class A Common Stock and may in the future seek to acquire additional shares or to dispose of all or a portion of the Class A Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Class A Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Class A Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,069,314 shares of Class A Common Stock, constituting 5.31% of the shares of Class A Common Stock, based upon 20,125,216 shares of Class A Common Stock issued and outstanding as of May 8, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 11, 2020.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class A Common Stock; has the shared power to vote or direct the vote of 1,069,314 shares of Class A Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class A Common Stock; and has the shared power to dispose or direct the disposition of 1,069,314 shares of Class A Common Stock.

(c) Information concerning transactions in the shares of Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Class A Common Stock listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or procedes from the sale of, the shares of Class A Common Stock held by the private funds advised by Edenbrook.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons wrote 2,500 put options contracts expiring in October 2020, 1,500 put option contracts expiring in January 2021, and 2,500 put option contracts expiring in March 2021.  These put contracts provide that the Reporting Persons will be required to purchase additional shares of Class A Common Stock if the counterparty thereto exercises such put option.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

B Joint Filing Agreement, dated May 18, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2020
Dated
EDENBROOK CAPITAL, LLC /s/ Jonathan Brolin
Name: Jonathan Brolin Title: Managing Member
/s/ Jonathan Brolin
JONATHAN BROLIN

SCHEDULE 13D

Schedule A

This Schedule 13D sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price per Share ($)
2020-03-16	6,468	8.7126
2020-03-17	4,632	8.8149
2020-03-18	4,670	8.4458
2020-03-19	100	8.5000
2020-03-20	20,978	8.7413
2020-03-23	19,300	8.3849
2020-03-24	2,689	8.4069
2020-03-25	11,767	8.5651
2020-03-26	578	8.6083
2020-03-27	16,820	8.5180
2020-03-30	13,136	8.5374
2020-03-31	5,059	8.5418
2020-04-01	10,318	8.4055
2020-04-02	9,024	8.3504
2020-04-03	4,000	8.2033
2020-04-16	29,000	8.1984
2020-04-16	11,695	8.2000
2020-04-16	5,800	8.2616
2020-04-21	848	8.2142
2020-04-22	2,007	8.3742
2020-05-06	12,500	8.6229
2020-05-11	4,911	8.1078
2020-05-14	5,048	8.1760
2020-05-14	200,000	8.2000

SCHEDULE 13D

EXHIBIT B

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 18, 2020

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin

Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin

JONATHAN BROLIN